Filed by Nuveen California Dividend Advantage Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen California Investment Quality Municipal Fund, Inc.

Commission File No. 811-06177

Nuveen California Select Quality Municipal Fund, Inc.

Commission File No. 811-06294

IMPORTANT ANNOUNCEMENT TO

SHAREHOLDERS OF NUVEEN CLOSED-END FUNDS

On April 14, 2014, TIAA-CREF, a national financial services organization, announced that it had entered into an agreement (the “Purchase Agreement”) to acquire Nuveen Investments, Inc., the parent company of Nuveen Fund Advisers, LLC (“NFA”) and Nuveen Asset Management, LLC (“NAM”), the investment adviser and sub-adviser of the Nuveen closed-end funds (the “Funds”). The transaction is expected to be completed by the end of the year, subject to customary closing conditions, including obtaining necessary fund and client consents sufficient to satisfy the terms of the Purchase Agreement and obtaining customary regulatory approvals. There can be no assurance that the transaction described above will be consummated as contemplated or that necessary conditions will be satisfied.

The consummation of the transaction will be deemed to be an “assignment” (as defined in the Investment Company Act of 1940) of the investment management agreements between the Funds and NFA and the investment sub-advisory agreements between NFA and NAM, and will result in automatic termination of each agreement. It is anticipated that the Board of Directors/Trustees of the Funds (the “Board”) will consider a new investment management agreement with NFA and investment sub-advisory agreements with NAM. If approved by the Board, the new agreements will be presented to the Funds’ shareholders for approval, and, if so approved by shareholders, will take effect upon consummation of the transaction or such later time as shareholder approval is obtained.

The transaction is not expected to result in any change in the portfolio management of the Funds or in the Funds’ investment objectives or policies.